Exhibit 99.1

Suncor Energy reports voting results from Annual General Meeting

Calgary, Alberta (May 5, 2026) – Suncor Energy (TSX: SU) (NYSE: SU) held its Annual General Meeting in Calgary today. A total of 842,465,674 shares (approximately 71.05% of outstanding common shares) were represented in person or by proxy.

Shareholders voted as follows on the matters before the meeting:

1.	Shareholders elected the following ten board members (nine of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Ian R. Ashby 98.69%

Russell Girling 92.12%

Jean Paul (JP) Gladu 98.61%

Jennifer R. Kneale 99.16%

Richard M. Kruger 99.02%

Brian P. MacDonald 97.54%

Lorraine Mitchelmore 92.78%

Jane L. Peverett 97.98%

Christopher R. Seasons 98.70%

M. Jacqueline Sheppard 98.28%

2.	Shareholders appointed KPMG LLP as Suncor’s auditors.

3.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 25, 2026 was approved with 94.72% of shares represented at the meeting voting in favour.

4.	The resolution requesting Suncor prepare a report detailing the corporation’s governance and oversight of its climate-related risks was denied with 80.39% of shares represented at the meeting voting against the proposal, in line with management’s recommendation.

Note: the biographies of Board members and further details about Suncor’s corporate governance practices are available at suncor.com.

An archive of the meeting webcast will be available for the next 90 days at https://www.suncor.com/en-ca/investors/events-and-presentations.

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information, visit suncor.com or find us on LinkedIn, Instagram and Facebook.

Media inquiries:	Investor inquiries:
1-833-296-4570	invest@suncor.com
media@suncor.com